UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-8F

For
DELAWARE INVESTMENTS® GLOBAL DIVIDEND AND INCOME FUND, INC.

Application for Deregistration of Certain Registered Investment Companies.

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[X] Merger

[ ] Liquidation

[ ] Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ] Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Delaware Investments Global Dividend and Income Fund, Inc.

3.	Securities and Exchange Commission File No.: 811-08246

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?
	[X] Initial Application	[ ] Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code): 2005 Market Street, Philadelphia, PA 19103

6.
Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Michael Dresnin
Delaware Investments
2005 Market Street
Philadelphia, PA 19103-7094
(215) 255-1511

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .3la-2]:

Delaware Investments
ATTN: Legal Services Department
2005 Market Street
Philadelphia, PA 19103-7094

Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):
[X] Management company;
[ ] Unit investment trust; or
[ ] Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):
[ ] Open-end [X] Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Maryland

11.
Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisors have been terminated:

Delaware Management Company, a series of Delaware Management Business Trust, 2005 Market Street, Philadelphia, PA 19103-7094

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated: N/A – closed end fund

13.	If the fund is a unit investment trust ("UIT") provide:

(a) Depositor's name(s) and address(es):
(b) Trustee's name(s) and address(es):

14.	Is there a UlT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?
[ ] Yes [X] No

If Yes, for each UIT state:
Name(s):
File No.: 811-__________
Business Address:

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger,Liquidation or Abandonment of Registration?

[X] Yes [ ] No

If Yes, state the date on which the board vote took place: May 19, 2011
If No, explain:
(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidationor Abandonment of Registration?

[X] Yes [ ] No

If Yes, state the date on which the shareholder vote took place: September 21, 2011
If No, explain: There are no shareholders in the Fund.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X] Yes [ ] No

(a) If Yes, list the date(s) on which the fund made those distributions: October 5, 2011

(b) Were the distributions made on the basis of net assets?

[X] Yes [ ] No

(c) Were the distributions made pro rata based on share ownership?

[X] Yes [ ] No

(d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e) Liquidations only: Were any distributions to shareholders made in kind?

[ ] Yes [ ] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only: Has the fund issued senior securities?

[ ] Yes [X] No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund's shareholders?

[X] Yes [ ] No

If No,
(a) How many shareholders does the fund have as of the date this form is filed?
(b) Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[X] Yes [ ] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

Shareholders of Delaware Investments Global Dividend and Income Fund, Inc. that held physical share certificates of
Delaware Investments Global Dividend and Income Fund, Inc. were required to turn in their certificates to receive their shares of the acquiring fund in the merger.  Shareholders who have not turned in their certificates have not received their shares of the acquiring fund.  These shares are being held in an escrow account at The Bank of New York Mellon.
Shareholders will receive their shares when they turn in their certificates of Delaware Investments Global Dividend and
Income Fund, Inc.  Currently, less than 1% of shares are held in this account.

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed? (See question 18 above)

[ ] Yes [X] No

If Yes,
(a) Describe the type and amount of each asset retained by the fund as of the date of this form is filed:

(b) Why has the fund retained the remaining assets?
(c) Will the remaining assets be invested in securities?

[ ] Yes [ ] No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ] Yes [X] No

If Yes,
(a) Describe the type and amount of each debt or other liability:
(b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i) Legal expenses:

Stradley, Ronon, Stevens & Young, LLP          quarter-end March 31, 2011             $8,836.09
Stradley, Ronon, Stevens & Young, LLP          quarter-end June 30, 2011                $90,270.44
Stradley, Ronon, Stevens & Young, LLP          quarter-end September 30, 2011      $43,969.69
Stradley, Ronon, Stevens & Young, LLP          quarter-end December 31, 2011       $15,555.78 (through 12/20/11)

(ii) Accounting expenses:

PricewaterhouseCoopers LLP – final tax return for Delaware Investments Global Dividend and Income Fund, Inc.  None

PricewaterhouseCoopers LLP – additional expenses for Delaware Investments Global Dividend and Income Fund, Inc.  $5,500

(iii) Other expenses (list and identify separately):

Computershare Fund Services     $24,746.53

Broadridge                                    $45,096.52

*  35% of these expenses were billed to Delaware Investments Global Dividend and Income Fund, Inc.  The remainder of the expenses were billed to Delaware Enhanced Global Dividend and Income Fund (40%) and Delaware Management Company (25%).

(iv) Total expenses (sum of lines (i)-(iii) above): $233,975.05

(b) How were those expenses allocated?

The expenses resulting from the Fund’s participation in the Merger, including solicitation of proxies, were shared by the following parties in the percentages indicated:  35% by Delaware Investments Global Dividend and Income Fund, Inc., 40% by Delaware Enhanced Global Dividend and Income Fund, and 25% by Delaware Management Company, a series of Delaware Management Business Trust.

(c) Who paid those expenses?

The expenses resulting from the Fund’s participation in the Merger, including solicitation of proxies, were shared by the following parties in the percentages indicated:  35% by Delaware Investments Global Dividend and Income Fund, Inc., 40% by Delaware Enhanced Global Dividend and Income Fund, and 25% by Delaware Management Company, a series of Delaware Management Business Trust.

(d) How did the fund pay for unamortized expenses (if any)?

Not applicable.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ] Yes [X] No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

[ ] Yes [X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ] Yes [X] No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a) State the name of the fund surviving the Merger:

Delaware Enhanced Global Dividend and Income Fund

(b) State the Investment Company Act file number of the fund surviving the Merger: 811 -22050

(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), formtype used and date the agreement was filed:

On August 4, 2011, the Form of Agreement and Plan of Reorganization between Delaware Enhanced Global Dividend and Income Fund and Delaware Investments Global Dividend and Income Fund, Inc. was filed as an exhibit to the N-14 proxy statement/prospectus of Delaware Enhanced Global Dividend and Income Fund (File No. 333-142103) under the Securities Act of 1933.

(d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Delaware Investments Global Dividend and Income Fund, Inc., (ii) he is the Vice President/Associate General Counsel/Assistant Secretary of Delaware Investments Global Dividend and Income Fund, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

/s/Michael E. Dresnin
Michael E. Dresnin